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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                    REPUBLIC TECHNOLOGIES INTERNATIONAL, LLC

                          COMMISSION FILE NUMBER: N.A.

                           NOTIFICATION OF LATE FILING


(Check One):    Form 10-K    Form 11-K    Form 20-F  X  Form 10-Q
            ---          ---          ---           ---
                Form N-SAR
            ---

                    For the Period Ended: September 30, 1999

    Transition report on Form 10-K          Transition report on Form 10-Q
----                                    ----
    Transition report on Form 20-F          Transition report on Form N-SAR
----                                    ----
    Transition report on Form 11-K
----

For the Transition Period Ended:
                                ---------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                              ---------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Republic Technologies International, LLC

Former name if applicable: N/A

Address of principal executive office: (Street number): 3770 Embassy Parkway

City, state and zip code: Akron, Ohio  44333-8367

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

{X} (a.) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

{X} (b.) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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{ }  (c.)   The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)



         A combination was completed on August 13, 1999 which occurred through a series of mergers, asset transfers and related steps among Bar Technologies Inc., Republic Engineered Steels, Inc., USS/Kobe Steel Company and various of their affiliates that resulted in the formation of Republic Technologies International, LLC (the "Company"). The
 Company is in the process of preparing initial consolidated financial statements following its recent formation. In connection with this effort, the Company could not without unreasonable effort or expense file its Form 10-Q for the nine months ended September 30, 1999 with the Commission pursuant to Section 13 or 15(d) of the Exchange Act.

         The Company confirms its intention to file the report on Form 10-Q no later than five calendar days after the original due date.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification: Joseph A. Kaczka, (330) 670-3000

         (2) Have all other periodic reports required under Section 13 or 15(d) Of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                             X   yes              no
                           -----            -----

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             X   yes              no
                           -----            -----

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The Company's results of operations for the current fiscal periods include amounts for Republic Engineered Steels, Inc. and USS/Kobe Steel Company from their acquisition dates of September 8, 1998 and August 13, 1999, respectively, as well as the results of Bar Technologies Inc. Although the statement of operations could not be completed without unreasonable effort or expense as described in Part III above, the Company anticipates that the net loss for the quarter and year-to-date period ended September 30, 1999 will be greater than the corresponding periods of the prior year.

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                   Republic Technologies International, LLC
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 15, 1999

                                           By:      /s/ Joseph A. Kaczka
                                              ---------------------------------
                                                  Vice President of Finance
                                                       and Controller